EXHIBIT 12.1 NIKE, Inc. Computation of Ratio of Earnings to Fixed Charges
The following disclosure reflects the Company's continuing operations:

	Year Ended May 31,
(in millions)	2013	2012	2011	2010	2009
Net income from continuing operations	$2,464	$2,269	$2,172	$1,923	$1,754
Income taxes	808	756	690	614	652
Income before income taxes	3,272	3,025	2,862	2,537	2,406
Add fixed charges
Interest expense(1)	23	31	32	33	39
Interest component of leases(2)	48	42	39	36	34
TOTAL FIXED CHARGES	71	73	71	69	73
Earnings before income taxes and fixed charges(3)	$3,343	$3,098	$2,933	$2,606	$2,479
Ratio of earnings to total fixed charges	47.1	42.4	41.3	37.8	34.0

(1)	Interest expense includes interest both expensed and capitalized.

(2)	Interest component of leases includes one-tenth of rental expense which approximates the interest component of operating leases.

(3)	Earnings before income taxes and fixed charges are exclusive of capitalized interest.